UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

111, INC.

(Name of Issuer)

Class A ordinary shares, $0.00005 par value per share

Class B ordinary shares, $0.00005 par value per share

(Title of Class of Securities)

68247Q 102**

(CUSIP Number)

Gang Yu

Xiaomei Michelle Song

Infinity Cosmo Limited

Junling Liu

Sunny Bay Global Limited

c/o 3-4/F, No. 295 ZuChongZhi Road

Pudong New Area, Shanghai, 201203

People’s Republic of China

Telephone: +86 21 2053-6666

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	CUSIP number 68247Q 102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “YI.” Each ADS represents two Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68247Q 102	Schedule 13D	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS Sunny Bay Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.6% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share on all matters submitted to them for vote.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Junling Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 1,076,988 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 22.3% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 1,066,686 Class A ordinary shares directly held by Mr. Junling Liu, (ii) 36,000,000 Class B ordinary shares directly held by Sunny Bay Global Limited, a company incorporated in the British Virgin Islands. Sunny Bay Global Limited is wholly owned by Mr. Junling Liu, and (iii) 10,302 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following September 9, 2022, upon the conversion of 10,302 vested restricted stock units (“RSUs”) as of September 9, 2022, at a ratio of one Class A ordinary share for each RSU.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022, together with (iii) 10,302 Class A ordinary shares that Mr. Junling Liu has the right to obtain within 60 days following September 9, 2022, upon the conversion of 10,302 vested RSUs as of September 9, 2022, at a ratio of one Class A ordinary share for each RSU.

CUSIP 68247Q 102	Schedule 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS Infinity Cosmo Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,494,252 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,494,252 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% of the total outstanding Class B ordinary shares(2) 6.9% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1.	Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 4 of 5 Pages

1	NAME OF REPORTING PERSONS Xiaomei Michelle Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,494,252 Class B ordinary shares(1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,494,252 Class B ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% of the total outstanding Class B ordinary shares(2) 6.9% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited. Infinity Cosmo Limited is controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited. Under the terms of this trust, Ms. Xiaomei Michelle Song, Mr. Gang Yu’s wife, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned shares held by Infinity Cosmo Limited.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022.

CUSIP No. 68247Q 102	Schedule 13D	Page 5 of 5 Pages

1	NAME OF REPORTING PERSONS Gang Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,505,748 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
8	SHARED VOTING POWER 11,494,252 Class B ordinary shares(1)
9	SOLE DISPOSITIVE POWER 24,505,748 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
10	SHARED DISPOSITIVE POWER 11,494,252 Class B ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000 Class B ordinary shares(1) 10,372 Class A ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0% of the total outstanding Class B ordinary shares(2) 21.6% of the total outstanding share capital(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1.	Represents (i) 24,505,748 Class B ordinary shares held by Mr. Gang Yu, (ii) 11,494,252 Class B ordinary shares directly held by Infinity Cosmo Limited, a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the shares held by Infinity Cosmo Limited, and (iii) 10,372 Class A ordinary shares that Mr. Gang Yu has the right to obtain within 60 days following September 9, 2022, upon the conversion of 10,372 vested RSUs as of September 9, 2022, at a ratio of one Class A ordinary share for each RSU.

2.	Percentage calculated based on (i) 94,543,166 Class A ordinary shares and (ii) 72,000,000 Class B ordinary shares outstanding as of March 31, 2022 as set forth in the Form 20-F filed by the Issuer on April 29, 2022, together with (iii) 10,372 Class A ordinary shares that Mr. Gang Yu has the right to obtain within 60 days following September 9, 2022, upon the conversion of 10,372 vested RSUs as of September 9, 2022, at a ratio of one Class A ordinary share for each RSU.

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relating to the Class A ordinary shares and Class B ordinary shares, par value $0.00005 per share (the “Shares”), of 111, Inc., an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”), is being filed jointly on behalf of (i) Sunny Bay Global Limited, (ii) Junling Liu, (iii) Infinity Cosmo Limited, (iv) Xiaomei Michelle Song, and (v) Gang Yu (collectively, the “Reporting Persons” and each a “Reporting Person”). The Shares beneficially owned by each Reporting Person were previously reported on Schedule 13G.

American depositary shares (the “ADSs,” and each, an “ADS”), each representing two Class A ordinary shares, of the Company are quoted on The Nasdaq Global Market under the symbol “YI.”

The principal executive office of the Issuer is located at 3-5/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, the People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.3. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Sunny Bay Global Limited is a company incorporated in the British Virgin Islands and wholly owned by Junling Liu. It is engaged in investment holding business. The business address of Sunny Bay Global Limited’s principal office is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Mr. Junling Liu is an Australian citizen and the co-founder, co-chairman and chief executive officer of the Issuer. The business address of Mr. Junling Liu is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Infinity Cosmo Limited is a company incorporated in the British Virgin Islands and controlled by Gang Yu Irrevocable Trust. The beneficiaries of Gang Yu Irrevocable Trust are Mr. Gang Yu’s family members and therefore, Mr. Gang Yu may be deemed to be the beneficial owner of the Shares held by Infinity Cosmo Limited. Under the terms of this trust, Mr. Gang Yu’s wife, Ms. Xiaomei Michelle Song, has the power to direct the trustee with respect to the disposal of, and the exercise of any voting and other rights attached to, the aforementioned Shares held by Infinity Cosmo Limited. It is engaged in investment holding business. The address of Infinity Cosmo Limited’s principal office is c/o Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

Ms. Xiaomei Michelle Song, Mr. Gang Yu’s wife, is a U.S. citizen. The business address of Xiaomei Michelle Song is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

Mr. Gang Yu is a U.S. citizen and the co-founder and co-chairman of the Company. The business address of Gang Yu is c/o 3-4/F, No.295 ZuChongZhi Road, Pudong New Area, Shanghai, 201203, People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Sunny Bay Global Limited and Infinity Cosmo Limited, if any, are set forth on Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed by the Reporting Persons because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of the Shares by the Reporting Persons.

The Reporting Persons intend to finance the Proposed Transaction (as defined below) with equity capital in the form of rollover equity in the Issuer by the Reporting Persons and cash contribution by Shanghai Guosheng Capital Management Co., Ltd. and its affiliates. The Proposed Transaction is not expected to be subject to a financing condition.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On September 9, 2022, Gang Yu, Infinity Cosmo Limited, Junling Liu, Sunny Bay Global Limited and Shanghai Guosheng Capital Management Co., Ltd. (collectively, the “Consortium”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (“Proposed Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among others, for (i) cooperation in negotiation with the Issuer with respect to the Proposed Transaction; (ii) cooperation in engaging advisors; (iii) cooperation in entry into definitive documentation with respect to the Proposed Transaction. During the period continuing for four months after signing of the Consortium Agreement, subject to extension or early termination on the occurrence of certain termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Proposed Transaction (including vote, or cause to be voted, at shareholders’ meeting against any competing transaction and in favor of the Proposed Transaction) and not to (a) make a competing proposal or (b) acquire or dispose of any securities of the Issuer.

On the same date, Gang Yu, Junling Liu, and Shanghai Guosheng Capital Management Co., Ltd. submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Class A ordinary shares (including the Class A ordinary shares represented by the ADSs) not beneficially owned by the Consortium members in a going-private transaction at a purchase price of US$1.83 per Class A ordinary share or US$3.66 per ADS.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Company and the Consortium. Neither the Company nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Global Market.

References to the Consortium Agreement and the Proposal herein are qualified in their entirety by reference to the Exhibits 99.1 and 99.2, which are incorporated herein by reference.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Each Reporting Person may be deemed to beneficially own the total of 72,000,000 outstanding Class B ordinary shares and 1,066,686 outstanding Class A ordinary shares beneficially owned by all the Reporting Persons, representing approximately 44.0% of the total outstanding share capital of the Company and approximately 92.0% of the aggregate voting power of the Company, because they may be deemed to constitute a “group.”

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or ADSs or has the right to acquire any Shares or ADSs.

(c) There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1: Consortium Agreement, among Gang Yu, Infinity Cosmo Limited, Junling Liu, Sunny Bay Global Limited and Shanghai Guosheng Capital Management Co., Ltd., dated September 9, 2022

Exhibit 99.2: Proposal Letter from Gang Yu, Junling Liu, and Shanghai Guosheng Capital Management Co., Ltd. to the Board of Directors of 111, Inc., dated September 9, 2022

Exhibit 99.3: Joint Filing Agreement among the Reporting Persons, dated September 9, 2022

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022

Gang Yu

/s/ Gang Yu

Xiaomei Michelle Song

/s/ Xiaomei Michelle Song

Infinity Cosmo Limited

By:	/s/ Shek Yuet Min Jacqueline
Name: Redpa Limited (represented by Shek Yuet Min Jacqueline)
Title: Director
Authorized signatory for and on behalf of Infinity Cosmo Limited

Junling Liu

/s/ Junling Liu

Sunny Bay Global Limited

By:	/s/ Junling Liu
Name: Junling Liu
Title: Director